December 15, 2005

Mark A. Wojciechowski
James Murphy
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549-7010
Fax: 202-772-9369

Gentlemen:

Thank you for your November 16, 2005 comment letter.  We respond to your comments below. For your convenience we have restated your comments in italics above each response.

Form 10-KSB for the Fiscal Year ended December 31, 2004

Critical Accounting Estimates, page 23

1.

In the proposed disclosure related to the Black-Scholes pricing model within your [Oct 27 ‘05] response to comment 1, you explain that there are inherent uncertainties related to the use of the model that are widely discussed in the press.  As this is the case, focus your disclosure on the specific estimates and uncertainties experienced by you rather than on those inherent in the pricing model.

Before responding to this comment, please note that in our Sep 05 Form 10-QSB, we reported that Avenue incurred impairment losses on oil property of $1,388,000 and a loss on sale of oil property of $721,000 for the nine months ended Sep 30 ’05.  In our 2004 Form 10-KSB we reported impairment losses on oil property of $1,297,000 for 2004 and $1,453,000 for 2003.

We bring these losses to your attention for the following reason:  In our 2004 Form 10-KSB we identified three items as critical due to the estimates and assumptions involved in the valuation of these items:

A.

The fair value of our investment in ROO;

B.

The impairment loss and carrying amount of our oil and gas property; and

C.

The calculation of the fair value of our stock options issued using the Black-Scholes pricing model.

We have now had the opportunity to study these items more closely.

A.

We had included this item in the discussion because, as you know, at the time we filed our 2004 Form 10-KSB, we valued the ROO investment at 50% of quoted price.  As we reported to you in our Oct 27 ‘05 response letter and as we accounted for the ROO investment in our Sep 05 Form 10-QSB, we subsequently concluded that we should value the ROO investment at 100% of quoted price.  At 100% valuation, there is no estimation involved: The quoted price IS a firm valuation measure, not an estimate.  Accordingly, in our Sep 30 ’05 Form 10QSB we did not include this item in our discussion.

405 Lexington Ave 26th Fl
New York, NY 10174
(888) 612-4188
www.avenuegroupinc.com

B.

As discussed above, our experience with our oil and gas property clearly indicates that our estimates related to the property are critical.  We continue to discuss this item in our disclosures.

C.

As we stated in our Oct 27 ‘05 response letter, we included this item in our discussion because of the inherent uncertainty of the Black-Scholes model.  We now recognize that a discussion of the widely recognized uncertainty of the model provides little information to the reader of our financial statements.  Further, as reported in our 2004 Form 10-KSB Financial Statement Note 2(L), our 2004 pro forma loss was $360,000 more than our net loss as reported, $12,457,000, a 2.9% increase, and our 2003 pro forma loss was $83,000 more than our net loss as reported, $4,691,000, a 1.8% increase.  As we reported in our Sep 05 10-QSB financial statement Note 2(K), our pro forma loss for the nine months ended Sep 30 ’05 was $10,000 more than our net loss as reported, $3,610,000, an increase of less than 0.1%.  These increases are not material.  Given the broad understanding in the investment community of the inherent uncertainty of the Black-Scholes model, and given the immateriality of our increases, we have concluded that the calculation of the fair value of our stock options does not involve critical accounting estimates.  We excluded the calculation from our discussion of critical accounting estimates in our Sep 05 Form 10-QSB.

2.

Your proposed disclosure related to the reasons the current estimates do not compare with past estimates is vague and does not explain to the reader what has changed and how this may impact future earnings. Please revise the disclosure to discuss the specific facts and circumstances that have changed, and the potential impact to you.

As we discussed in our response to Comment 1, we have and will revise our disclosure to address critical accounting estimates related to our oil and gas property. We will revise our disclosure in the 2004 Form 10-KSB  to read:

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting periods. We make critical estimation judgments in the below area.  Actual results could differ materially from the estimates in the area:

The impairment losses related to and carrying amount of our oil property.

Estimates related to the above items are critical because the items are substantial assets or expense and their measurement requires complex, subjective reasoning. Should future events occur in different ways than the assumptions about those events we used in developing the estimates,  we will have to modify our estimates to conform to such future information.  Such modifications could be material.

405 Lexington Ave 26th Fl
New York, NY 10174
(888) 612-4188
www.avenuegroupinc.com

We utilized the following material assumptions in making the above estimates:

In the year ended December 31, 2004, we recorded an impairment loss of $1,545,035 in connection with licenses that had either lapsed or been relinquished. This impairment loss included a charge of $1,296,703 in connection with our Tosun License (acquired in 2002 under the Farmin Participation Agreement with the Sayer Group) in Turkey following the expiration of a previous extension granted in connection with the license as well as an impairment charge of $248,332 following a reallocation of its investment in oil leases to account for the retroactive reduction in its participation interest in the Karakilise license to 15%.  We had $3,213,594 remaining carrying value on the property at December 31, 2004. The remaining carrying value assumes that our Karakilise well will be commercial and that our remaining undeveloped acreage will be successfully developed.

The above estimates involve the following uncertainties:

The remaining carrying value of the oil and gas property has uncertainty in that it is dependent on the results of our future exploration and development of the property. The variability in potential future earnings and cash flow of the property is quite wide and cannot be predicted.

The facts and circumstances underlying our critical estimates of do not compare to those associated with past estimates because we had taken an impairment charge on our Turkish oil and gas property prior to the 2004 charge.  The prior charge was made based on significantly different facts and circumstances than the 2004 charge.

We have changed assumptions and estimates in the past when facts and circumstances have called for such changes such as the recording of the 2004 impairment charge on our Turkish oil and gas property discussed above.  During 2004 prior to recording the charge the facts and circumstances had caused us to conclude that we had no impairment.  At the time we recorded the charge the facts and circumstances had changed as reported above, such that we recorded the charge as reported above.

We will make comparable disclosures in filings and amended filings subsequent to our 2004 Form 10-KSB.  We will amend our Mar, Jun and Sep ‘05 Forms 10-QSB with comparable disclosure.

Note 2 – Summary of Significant Accounting Policies, page F-9

(G)  Investment in Oil and Gas Operations, page F-10

3.

Your response to previous comment 2 regarding your accounting policy for oil and gas operations states that you apply the provisions of SFAS 143 for dismantlement and abandonment cost.  However, we are unable to locate the disclosures required by SFAS 143 paragraph 22. As such, please revise your document to include these disclosures.

We will incorporate in our filings and amended filings the disclosures required by SFAS 143 paragraph 22.

4.

We note your proposed disclosure related to DD&A recorded on the Karakalise #1 well which explains that you produced a small quantity of hydrocarbons from the well, and recorded DD&A using a rough estimate of reserves you believe you will produce.  SFAS 19

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paragraph 35 requires unit-of-production amortization be computed on the basis of proved developed reserves rather than a rough estimate. Please revise your policy disclosure, and if necessary, the amounts recorded in the financial statements to be consistent with the requirements of SFAS 19. Please also confirm that your reserves are in fact proved, as that term is defined in Regulation S-X, Rule 4-10(a).  Finally, revise the disclosure to explain where depreciation and amortization is presented on the face of the financial statements.

SFAS 19 paragraph 35 addresses amortization and depreciation of cost capitalized on proved oil and gas reserves. As of 9-30-05 we had not yet determined that we had discovered any proved oil and gas reserves with the Karakilise #1 well. Paragraph 31 of the Statement states that, “Occasionally, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proven cannot be made when drilling is completed.”  This is the fact applicable to the Karakilise #1 well.  Paragraph 31 then discusses impairment of such a well. As of December 31, 2004 we had incurred $2,456,000 of cost on the well.  As of September 30, 2005 we have expensed all but $97,000 of that cost.  Most of the expense was impairment. However, the well has produced some oil which we have sold. Proper oil and gas accounting provides that when oil is sold, DD&A should be recorded and attributed to the oil sale.  Our proposed disclosure related the DD&A on the Karakilise well is our determination of appropriate accounting for the situation. We will revise the disclosure to state that depreciation, depletion and amortization are presented on the face of the operations statement.

Note 3 – Investment in ROO Group, Inc., page F-14

5.

In your table calculating the gain on disposition of Bickhams Media, you show a value of the 4 million shares of ROO Media common stock received of $140,000.  This amount appears to be equated as 4 million shares times the market price, less a 50% discount.  In your response to our pervious comment 5, you indicated that you should have used the full quoted market price as the best estimate of market value for the ROO Media shares you own.  As such, please revise your table and corresponding amounts in the financial statements to reflect the full market value of the shares received in conjunction with the sale of Bickhams Media, or explain to us why you believe it is appropriate to apply a 50% discount in recording the transaction.

We inadvertently prepared the table with the original value used of $140,000.  We will revise the table and corresponding amounts in the financial statements to reflect the full market value of $280,000.

Note 9 – Capitalization, page F-18

(B) Common Stock, page F-18

6.

Your proposed disclosure related to the decline in value of your investment in Langley Park Investment Trust did not include a detailed explanation of the purpose, underlying economics, and your relationship with the Langley Park Investment Trust.  Nor did it include the reasons for the decline in value of Langley stock that caused you to take an impairment charge of approximately $9.4 million, representing an 85 percent decline in value, against your investment less than six months from its origination.  As such, please revise your proposed disclosure to include the above discussion points, as well as your overall ownership percentage of Langley Park Investment Trust.

405 Lexington Ave 26th Fl
New York, NY 10174
(888) 612-4188
www.avenuegroupinc.com

We have revised our proposed disclosure as shown below, marked to show changes from our October 27, 2005 letter:

In July 2004, we entered into an agreement with a newly formed London-based investment trust, Langley Park Investment Trust (“Langley”) for the sale in a private placement of 48,458,149 shares of our common stock in exchange for 6,057,269 ordinary shares of Langley valued at (pound) 1.00 per share or $11.8 million.  The purpose and the underlying economics of the transaction were to acquire a liquid asset which we would be able to sell as needed as a source of cash.  Upon our acquisition of the Langley shares Langley was still privately-held.  The fair value of the Langley shares we acquired was determined by arms-length negotiation between us and Langley. As consideration for acquiring the shares we issued 48,458,149 shares of our common stock.  The price quoted for our stock on the Over-the Counter Bulletin Board, $0.227 per share at the time of closing, was a key factor in the negotiations.  There was no relationship between us and Langley other than as arms-length parties to the transaction.

The Langley shares are listed on the London Stock Exchange with the symbol LPI.  The shares we acquired in the transaction are freely saleable by us, subject to the escrow provisions described below.  As part of the transaction, Langley entered into a “lock-up” agreement with us pursuant to which it has agreed not to trade our shares that it received as a result of this transaction for a period of two years from the closing date of the sale.

At the date of the share exchange agreement, the Langley investment shares were valued at $11.8 million, based on arms-length negotiation.  After the Langley shares began trading we began valuing the investment at its quoted price.   Because the December 31, 2004, Langley market price valuation was sharply below our recorded valuation at acquisition, we recorded the difference as an impairment loss of $9,366,355.

Langley’s assets consist almost entirely of micro cap securities of companies including ours and companies similar to us.  We cannot assure that any of these companies will be successful. Much of our working capital during 2005 has been generated through the sale of Langley shares.  Under the terms of our agreement, we have no guarantees as to the price of the Langley Investment shares and no right to receive additional shares based on the decline in the value of the investment. It is possible that the value of these shares may decline further in the future, in which event the value of our restricted investment will be reduced further, and the benefit to our financial position may be substantially reduced or eliminated.

Our ownership percentage in Langley at December 31, 2004, was 8.1%.

Langley stock escrow.  Fifty percent of the shares issued by Langley to us will be held in escrow for two years following the closing.  In the event the price per share of our common stock at such time is less than it was at the time of the closing, ($0.227 per share), Langley will be entitled to receive out of escrow a percentage of our shares from escrow equal to the percentage of such decline.  The remaining Langley shares held in escrow will be released to us at such time.

405 Lexington Ave 26th Fl
New York, NY 10174
(888) 612-4188
www.avenuegroupinc.com

Subsequent to the Langley transaction closing the price of our common stock dropped significantly, to $0.05 per share at December 31, 2004.  We have determined that at December 31, 2004, the drop in the price of our stock was other than temporary.  In accordance with FASB Statement 5, and Current Text-Accounting Standards Topic I80, Investments, and Topic I08, Impairment, we recorded a $636,963 liability for the probable return to Langley of a portion of the escrowed shares as if the December 31, 2004, price of our common stock were the price at the end of the two year escrow period. We expensed the charge for the liability to loss on investment in Langley stock.  In future periods we will recompute the liability for the probable return of escrowed shares and will get the adjustment to other comprehensive income, unless we conclude that we have another other-than-temporary decline.

Also see Note 2(D).

7.

We note your response to comment 7 related to the Langley shares held in escrow.  Please explain to us how you evaluated the provisions of SFAS 133 in determining the appropriate accounting for this agreement.  If necessary, please contact us regarding the treatment of the shares held in escrow.

In our judgment, the detailed accounting we presented in the portion of our October 27, 2005 response letter related to previous Comment 7, and which we discuss in the “Langley stock escrow.” portion of our proposed disclosure in our response in this letter to new Comment 6, is the proper accounting for the Langley shares held in escrow.

However, we acknowledge that Langley’s conditional right under the contract to receive part or all of the shares in the escrow has some of the characteristics of a call option.  Characterizing the conditional right as a call option, the fair value of the call option on the 3,028,635 Langley shares placed in escrow, valued at $0.019266 per share, amounts to approximately $58,000.  Under the provisions of SFAS 133 the call option could be considered a derivative.  Irrespective of the proper accounting for such call, we respectively submit that the fair value of the call amounting to approximately $61,000 is not significant when compared to our net 2004 loss of $12,457,539, our December 31, 2004 accumulated deficit of $25,083,224 and stockholders’ equity of $6,180,210, all as reported in our filed 2004 Form 10-KSB. The changes we have agreed to make in our coming restatement will only worsen our loss and deepen the deficit.  Accordingly, we believe that our accounting for the Langley Park shares placed in escrow as we have agreed to restate it is appropriate.

Engineering Comments

Risk Factors, page 2

8.

Regarding response number 10, it does not appear that any of your management has technical training or expertise in the areas of petroleum engineering or geology.  Amend your document to provide a risk factor stating this risk and the impact it may have on your results.

We will amend our document adding the following risk factor:

405 Lexington Ave 26th Fl
New York, NY 10174
(888) 612-4188
www.avenuegroupinc.com

None of our management has technical training or expertise in petroleum engineering or geology.

Petroleum engineering and geology are fundamental tools in exploring for and developing oil and gas property.  Numerous petroleum engineers and geologists provide consultation to the industry, and we utilize the services of such consultants as we deem appropriate. Nevertheless, by not having such expertise in our management, we are at risk of failing to recognize the need for such consultation until after we have made one or more costly erroneous decisions as a result of not having such expertise.  We are also at risk of failing to adequately evaluate the expertise of consultants whom we do engage, and thus making costly erroneous decisions based on advice from inappropriate consultants. The errors described above could have an impact so large as to jeopardize our ability to continue as a going concern.

The Company, page 7

9.

Regarding your response number 1, if the information available is too limited to declare proved reserves, it is inappropriate to state that you believe your well will be commercial. Amend your document to state that you are working to obtain additional data in order to make a determination whether the well contains proved reserves.  In addition, be advised that in order to declare proved reserves, you must have access to a market.

We have access to a market, and have already sold oil production from our property.  We will amend our document, removing statements that we believe our well will be commercial, and stating that we are working to obtain additional data in order to make a determination whether the well contains proved reserves.

Closing comments

Upon receipt of communication from you as to the adequacy of our response to your comments, we will amend our filings as we have proposed in this letter and in our October 27, 2005, letter. We will provide you with marked copies of the amendments to expedite your review.  We will furnish a detailed cover letter with our amendments keying our responses to your comments.

Sincerely,

Levi Mochkin
President and Chief Executive Officer
Avenue Group, Inc.

405 Lexington Ave 26th Fl
New York, NY 10174
(888) 612-4188
www.avenuegroupinc.com